UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF THE MEETING OF

THE 163rd MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 163rd Meeting of the Board of Directors held on November 24, 2010 the following matters were resolved:

    I.    Approval: Annual Audit Plan for 2011 and its respective budget (CPFL Energia);

  II.    Approval and Vote Recommendation: Guarantee from CPFL Energia for the refinancing of the bridge loan through the 2nd debenture issue by Centrais Elétricas da Paraíba – EPASA;

III.    Approval and Vote Recommendation: 4th Issue of Debentures by CPFL Piratininga, with a guarantee from CPFL Energia;

IV.    Approval and Vote Recommendation: Re-ratification of the financing conditions to be contracted by the CPFL Paulista and CPFL Piratininga subsidiaries from the BNDES with the provision of a guarantee by CPFL Energia, due to changes in financing conditions implemented by the BNDES;

   V.    Approval and Vote Recommendation: 2011 Budget and 2011/2015 multi-year forecasts (CPFL Energia and Subsidiaries);

VI.    Vote Recommendation: Contracting of power through the existing energy auction (A-1) for delivery as of 2011 (by the CPFL Paulista, CPFL Piratininga, RGE and CPFL Santa Cruz subsidiaries);

VII.    Vote Recommendation: Declaration of Interest on Equity by CPFL Paulista, CPFL Piratininga, RGE, CPFL Brasil, CPFL Geração, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa.

São Paulo, November 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.